TEXT OF PRESS RELEASE

                      PACIFIC INTERNATIONAL SERVICES CORP.

     Pacific International Services Corp. (the "Company") previously announced that it had entered into an agreement with Dollar Systems, Inc. ("Dollar"), to sell (the "Sale") its vehicle rental operations (the "Division"), which includes an exclusive license to operate as a Dollar Rent a Car licensee in the State of Hawaii.

     The Sale is subject to various conditions which must be satisfied at the time of the closing which is currently expected to occur on or about November 30, 1995. Upon closing, Dollar will acquire substantially all of the assets of the Company's rental car operations and will assume substantially all of the Company's trade debt and certain other non-retained liabilities. As previously announced, Dollar expects to honor all commitments to the Company's customers and to retain most or all of the employees of the Company's Dollar Rent A Car operations in Hawaii, subject to Dollar's customary employment practices.

     In connection with the Sale, the Company announced today that it has commenced an Exchange Offer (the "Exchange Offer") for $5,250,000 in principal amount of the Company's 10% Convertible Subordinated Debentures Due September 1, 2007 (the "Old Debentures").

     Under the Exchange Offer, the Company will invite the holders of its Old Debentures to tender $1.00 in face amount of Old Debentures for (i) $0.50 in cash (the "Cash Payment"); (ii) .769505 shares of the Company's common stock; and (iii) a pro rata share of new debentures (the "New Debentures") of the Company in an aggregate principal amount equal to $1,050,000 less the face amount of any Old Debentures not tendered and less the original principal amount, if any, of a new promissory note which may be issued to Dollar as part of the Sale (the "Dollar Note"), upon and subject to the terms and conditions set forth in the Exchange Offer and in the related Letter of Transmittal.

     Accrued interest will not be paid on the Old Debentures tendered and accepted for exchange. The Company will not accept for exchange less than $4,988,000 in face amount of outstanding Old Debentures and will accept up to 100% of the outstanding Old Debentures. The Exchange Offer, prorations period and withdrawal rights will expire at midnight New York City time on November 29, 1995, unless the Exchange Offer is extended by the Company.

     The Company has been advised that Scott H. Lang is the only director of the Company that owns any Old Debentures. Mr. Lang owns $73,000 in principal amount of Old Debentures and has indicated to the Company that he will tender the full amount of such Old Debentures.

     Georgeson & Company Inc. will serve as Information Agent for the Exchange Offer, and First Fidelity Bank, N.A. will serve as Depositary.

     In order to expedite the closing of the Sale and the Exchange Offer in the event the minimum tender of Debentureholders of at least 95% of the face amount of the Debentures is not received, the Company is also soliciting (the "Solicitation") from the holders of its Old Debentures, as of the close of business on October 27, 1995, acceptances (the "Plan Acceptances") of a prepackaged plan of reorganization (the "Plan") of the Company pursuant to which the Old Debentures would be exchanged for the consideration described below. Such solicitation of acceptances for the Plan is being made, and may only be made, pursuant to the Solicitation and Disclosure Statement For Prepackaged Plan of Reorganization issued by the Company dated October 31, 1995.

     If the Exchange Offer is not consummated but the requisite Plan Acceptances are obtained, the Company currently intends to commence promptly a case under chapter 11 of title 11 of the United States Code and the rules and regulations promulgated thereunder and to use such Plan Acceptances to obtain timely confirmation of the Plan by a United States Bankruptcy Court of competent jurisdiction (the "Bankruptcy Court").

     Under the Plan, the Company would, with the Bankruptcy Court's approval, maintain its ordinary course of business, including normal payment of its trade creditors. If the Plan is confirmed by the Bankruptcy Court, each holder of Old Debentures (whether or not such holder voted to accept the Plan) will receive for each $1.00 of face amount of Old Debentures (i) its pro rata portion of the cash proceed of the Sale plus certain interest thereon but less administrative claims and certain allowed priority claims, (ii) .769505 shares of the Company's common stock and (iii) its pro rata portion of the New Debentures less the original principal amount of the Dollar Note. The Company anticipates that the consideration received by a holder of an Old Debenture through the Plan would be less than the consideration received a holder of an Old Debenture under the Exchange Offer.